FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: Dan Suesskind
                   Chief Financial Officer
                   Teva Pharmaceutical Industries Ltd.
                   (011) 972-2-589-2840
               George Barrett
                   President and CEO
                   Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
               Dorit Meltzer
                   Director, Investor Relations
                   Teva Pharmaceutical Industries Ltd.
                   (011) 972-3-926-7554

TEVA AND LUNDBECK ANNOUNCE THAT AZILECT (RASAGILINE) FOR PARKINSON'S DISEASE IS NOW AVAILABLE IN THE UNITED KINGDOM

Additional Launches in Europe To Follow

Jerusalem, Israel and **Copenhagen, Denmark**, **June 27, 2005** - Teva Pharmaceutical Industries Ltd. (Teva) (NASDAQ: TEVA) and H. Lundbeck A/S (Lundbeck) (CSE: LUN) announced today that Azilect®, a once-daily treatment for Parkinson's disease (PD) both as monotherapy in patients with early PD and as an adjunct treatment in moderate to advanced disease, is now available in the United Kingdom. This represents the first launch of Azilect® in a member nation of the European Union following the issuance of a Marketing Authorisation by the European Commission earlier this year. The Marketing Authorisation is valid throughout the European Union and additional launches are planned for the remainder of this year and for 2006. The next launch is expected to take place in Germany within a few weeks time.

Israel Makov, President and CEO of Teva commented: "We are very excited to announce the first European launch of Azilect®. It is extremely fulfilling to successfully develop and launch a new therapy that addresses important unmet needs for PD patients and improve their quality of life". Mr. Makov added, "Today's launch is an important step in the fruitful collaboration with our commercial partner, Lundbeck, and will be the second product to emerge from Teva's close relationship with the world renowned academic research institutes in Israel."
"Azilect® is an effective, simple and well tolerated drug for the treatment of both early and late-stage Parkinson's disease", says Ole Chrintz, Lundbeck's Executive Vice President in charge of sales and marketing in Europe. He continues: "The launch of Azilect® is Lundbeck's third launch of a new, innovative drug in Europe within a period of only three years, representing an important contribution to the company's portfolio and long-term strategy of becoming one of the world's leading companies in the field of psychiatry and neurology."

About Azilect®
Azilect® is a novel, potent, second-generation selective irreversible monoamine oxidase type B (MAO-B) inhibitor that blocks the breakdown of dopamine, a substance in the brain needed to facilitate movement.

The development of Azilect® is part of a long-term alliance for co-development in Parkinson's disease and European marketing between Lundbeck and Teva. In the three major European markets, the United Kingdom, Germany and France Teva and Lundbeck will co-promote Azilect®.

Azilect was developed by Teva based on research originating from the Technion, Israel Institute of Technology".

About Parkinson's disease

Parkinson's disease is a chronic, progressive, neurodegenerative disorder. The exact cause of Parkinson's disease is unknown, and is believed to be multifactorial, involving genes, environmental factors and aging.

Symptoms include tremors, slowness of movement, stiffness, gait and posture problems. As the disease progresses, symptoms worsen, and the patient will most likely experience motor complications. Ultimately, the disease impairs the patient's ability to function.

The disease afflicts both sexes equally, and it is estimated that close to 4 million people worldwide suffer from Parkinson's disease. The disease typically appears at a late age, affecting about 1% of the population over the age of 65. It is estimated that more than one million people in the EU suffer from Parkinson's disease. In 2004, global sales of drugs to treat Parkinson's disease totalled USD 2.5 billion. Europe accounted for approximately 40% of this revenue.

About Teva:

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in research and development, production, marketing and sales of drugs for the treatment of psychiatric and neurological disorders.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
       Name: Dan Suesskind
       Title: Chief Financial Officer

Date: June 27, 2005